09057433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-48255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago (City) **IL** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Jones **(312) 935-0106**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Bob Fitzsimmons and Karl Jones, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Derivatives LLC for the year ended December 31, 2008 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Bob Fitzsimmons
CEO

Karl Jones
Controller

OFFICIAL SEAL
ROBERT LEDVORA
Notary Public - State of Illinois
My Commission Expires Nov 1, 2011

Notary Public

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

The Member
ITG Derivatives LLC:

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (the "Company") (a wholly-owned subsidiary of ITG Ventures, Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	5,024,855
Deposits with clearing brokers		548,002
Receivables from broker-dealers		3,569,127
Receivables from customers		235,393
Due from Parent and affiliates		209,705
Premises and equipment, net		1,333,002
Capitalized software, net		1,343,708
Goodwill		15,720,303
Other intangibles, net		3,823,333
Other assets		254,423
Total assets	$	32,061,851

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,232,348
Accrued compensation		1,799,510
Payables to broker-dealers		89,238
Due to affiliates		3,287,045
Other liabilities		456,623
Total liabilities		6,864,764
Commitments and contingencies		
Member's equity		25,197,087
Total liabilities and member's equity	$	32,061,851

See accompanying notes to Statement of Financial Condition.

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Organization and Basis of Presentation

ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is an Illinois limited liability company that is a wholly-owned single-member limited liability subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trading and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2008, are U.S. Government money market investments and cash of $4,101,282 and $923,573, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables are carried at estimated fair value. Similarly, liabilities are carried at amounts approximating fair value.

Revenue Recognition and Securities Transactions

Transactions in securities are recorded on a trade date basis.

Receivables from broker-dealers include amounts receivable for commissions earned and other fees. Payables to broker-dealers primarily represent execution cost payables.

Receivables from customers include amounts receivable for commissions earned and other fees.

All securities transactions are cleared through other clearing brokers.

Stock-Based Compensation

ITG and the Company apply Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payment* ("SFAS No. 123R"). SFAS No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the requisite service period, net of estimated forfeitures.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is required to be assessed no less than annually for impairment. An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill.

Other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. Such a loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than its carrying value.

Premises and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Capitalized Software

Pursuant to the provisions of SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, the Company capitalizes software development costs when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications has been completed. All costs incurred to establish technological feasibility are expensed as incurred as required by SFAS No. 2, *Accounting for Research and Development Costs*. The assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. Capitalized software costs are amortized using the straight-line method over the estimated economic useful life of three (3) years. Amortization begins when the product is available for general release to customers.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with Parent. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Financial Statements. At December 31, 2008, the Company would have reported a net deferred tax liability of $1,203,536 primarily relating to intangible amortization expense and capitalized software.

(3) Fair Value Measurements

The Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") effective January 1, 2008. SFAS No. 157 does not expand the use of fair value in any new circumstances, but rather defines fair value, establishes a framework for measuring fair value, as well as a fair value hierarchy based upon the inputs used to measure fair value and expands disclosures about fair value measurements.

SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis. The Company includes items reported at fair value in cash and cash equivalents on the Statement of Financial Condition.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often uses certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company categorizes the fair value measured financial instruments according to the fair value hierarchy prescribed by SFAS No. 157. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2008 consist of U.S. Government money market fund investments of $4,101,282 which is included in cash and cash equivalents. The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions including time value, yield curve and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

The adoption of SFAS No. 157 had no impact on the values of those financial assets and liabilities which the Company carries at fair value.

(4) Goodwill and Other Intangibles

On July 31, 2007, the Company was acquired by the Parent (the "Acquisition"). A portion of the purchase price paid by the Parent was assigned to goodwill ($15,940,508) and other intangibles ($4,400,000). In 2008, a final purchase accounting adjustment of $220,205 was recorded to goodwill reflecting the final working capital calculation pursuant to the Acquisition agreement. Of the total other intangibles, $3,600,000 was assigned to internally developed computer software with a useful life of 10 years. The remaining $800,000 was assigned to a customer related intangible with a useful life of 17 years. The other intangibles have a weighted average useful life of approximately 11.27 years.

In accordance with SFAS No. 142, goodwill is assessed no less than annually for impairment. During the year ended December 31, 2008, no goodwill was deemed impaired and accordingly, no write-off was required. Other intangibles with definite lives continue to be amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 144.

(5) Employee Benefit and Stock Plans

Equity Plan

At December 31, 2008, ITG had an equity plan for employees of the Company. The 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved and became effective on May 8, 2007 (the "Effective Date"). As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan") were merged with and into the 2007 Plan. Under the 2007 Plan, awards of 5,186,208 shares of ITG's common stock are reserved for issuance under the Plan. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. The 2007 Plan will remain in effect until May 7, 2017, unless sooner terminated, or extended, by the Board of Directors of ITG. After this date, no further awards shall be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 2007 Plan.

Under the 2007 Plan, in addition to time-based option awards, ITG is permitted to grant performance-based stock options. In 2008, ITG did not grant any time-based or performance-based stock options to employees of the Company.

Under the 2007 Plan, ITG is permitted to grant restricted share awards. In 2008, certain employees of the Company were granted 4,325 restricted shares that cliff vest after three (3) years contingent upon continued employment.

Stock Unit Award Program

Select members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), an optional tax-deferred compensation program established under the 1994 Plan and later merged into the 2007 Plan. Under the SUA Program, all employees earning total compensation per annum of $200,000 have the option to defer receipt (and thus taxation) on a graduated portion of the participants' compensation for units representing ITG's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing 20% of the compensation deferred is contingent only upon employment with the Company and vests 100% on the third anniversary of the deferral. Effective January 1, 2009, the SUA Program was further amended and restated. The amendment froze the SUA Program such that is shall not apply to compensation earned for any calendar year after 2008 and provided participants with a special transition election with respect to cessation of participation in the SUA Program for bonus payments for calendar year 2008 that are due after December 31, 2008 and on or before March 15, 2009. Certain other amendments were made to the SUA Program in order to comply with section 409A of the Internal Revenue Code.

During the year ended December 31, 2008, 1,340 units were granted to the Company's employees in the SUA Program, and no shares of ITG's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the ITG Retirement Savings Plan ("RSP"). The RSP includes all eligible compensation (base salary, bonus, commissions, and overtime) up to the Internal Revenue Service annual maximum, or $230,000 for the year ended December 31, 2008. The RSP features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary Company contribution based on ITG's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of ITG approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the ITG's common stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

Equity Deferral Award Program

In October 2008, the Compensation Committee of the Board of Directors of ITG adopted the Equity Deferral Award Program, a subplan under the 2007 Plan (the "EDA"). The purpose of the EDA is to provide an additional incentive to selected members of senior management and key employees to increase the success of the Company, by automatically substituting stock units for a portion of the variable compensation to be earned by such persons. The stock units represent an equity interest in ITG to be acquired and held under the EDA on a long-term, tax-deferred basis. As of December 31, 2008, no stock unit grants were made under the EDA related to the ESPP.

(6) Capitalized Software

Software costs totaling $1,583,766 were capitalized during the year ended December 31, 2008. Capitalized software was net of accumulated amortization of $240,058 at December 31, 2008. These costs were related primarily to the continued development of the Company's execution management system, ITG Matrix and related functionality.

All capitalized software costs were subject to amortization as of December 31, 2008 as the underlying products were all available for release.

(7) Related Party Transactions

Pursuant to a services agreement with ITG Inc. ("Inc."), which became effective with the Acquisition, the Company reimburses Inc. for providing administrative and support services to the Company. These services include, but are not limited to, internal accounting, payroll, legal and other miscellaneous services.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the development and operation of a production data center and manages the disaster recovery services contract.

The Company entered into services agreements with Inc. and ITG Analytics, Inc. ("ITG Analytics") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

During the year ended December 31, 2008, the Company's customers utilized algorithms of Inc. to execute equity securities transactions.

The Company executes option and futures transactions on behalf of customers of Inc.

In the normal course of business, Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2008.

(8) Commitments and Contingencies

The lease agreement covering the primary office space in Chicago, IL utilized to conduct the business of the Company was assigned to ITG effective with the Acquisition. The lease expires in 2012 and the expense associated with this lease is charged back to the Company. The minimum future rental commitments under non-cancelable operating leases are $792,289. The Company also has a non-cancelable operating lease agreement with a third party for equipment which expires in July 2009. The minimum future rental commitment under this lease is $42,182.

The Company is required to make minimum payments in 2009 totaling $87,091 under various contractual obligations.

(9) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various client securities transactions. Securities transactions are subject to the credit risk of counterparty or client nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and client.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers and receivables from customers. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

(10) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $500,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $1,989,593, which was $1,489,593 in excess of required net capital of $500,000. The Company's ratio of aggregate indebtedness to net capital was 3.45 to 1.

KPMG

ITG DERIVATIVES LLC
(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition
December 31, 2008

(With Independent Auditors' Report Thereon)